SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 14D-9
                                (AMENDMENT NO. 3)

                                 (RULE 14D-101)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d) (4) OF THE SECURITIES EXCHANGE ACT OF 1934
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            COMPANIA ANONIMA NACIONAL TELEFONOS DE VENEZUELA (CANTV)

                             Name of Subject Company

                 NATIONAL TELEPHONE COMPANY OF VENEZUELA (CANTV)
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              (Translation of Subject Company's name into English)

                           VERIZON COMMUNICATIONS INC.
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                      (Name of Person(s) Filing Statement)

                           American Depositary Shares
                (each representing the right to receive 7 Class D
                   shares of common stock of Compania Anonima
                    Nacional Telefonos de Venezuela (CANTV),
                     par value Bs.36.90182224915 per share)
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                         (Title of Class of Securities)

                                    204421101
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                      (CUSIP Number of Class of Securities)

                                 Marianne Drost
                      Senior Vice President, Deputy General
                         Counsel and Corporate Secretary
                           Verizon Communications Inc.
                           1095 Avenue of the Americas
                            New York, New York 10036
                                 (212) 395-1783
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  (Name, address and telephone numbers of person authorized to receive notices
                                       and
            communications on behalf of the persons filing statement)

                                   Copies to:

                        Steven Zipperstein Raymond Gietz
    Senior Vice President & Deputy General Counsel Weil Gotshal & Manges LLP
                     Verizon Services Corp. 767 Fifth Avenue
              1095 Avenue of the Americas New York, New York, 10153
                     New York, New York 10036 (212) 310-8702
                                 (212) 395-1295

[__] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed by Verizon Communications Inc. ("Verizon") with the SEC on October 10, 2001, as amended and supplemented prior to the date hereof (the "Schedule 14D-9"), in respect of the subject company, Compania Anonima Nacional Telefonos de Venezuela (CANTV) (the "Company"), related to (a) the tender offer by the AES Comunicaciones de Venezuela. C.A., a company organized under the laws of Venezuela ("Purchaser") , which is jointly owned by The AES Corporation ("AES") and AES's 87% owned subsidiary, Corporacion EDC, C.A. ("CEDC"), upon the terms and subject to the conditions set forth in the offer to purchase, dated September 25, 2001 (the "Offer to Purchase"), and the related letter of transmittal (which together constitute the "U.S. Offer"), pursuant to which Purchaser makes an offer to purchase for $24.00 per American Depository Shares of the Company (each an "ADS" and, collectively, the "ADSs"), net to each seller in cash, less any withholding taxes and without interest thereon, an aggregate of 28,566,944 ADSs and (b) the offer by Purchaser, AES and CEDC (the "Venezuelan Offer" and, together with the U.S. Offer, the "Offers") to purchase 199,968,608 shares of common stock of the Company, par value Bs. 36.90182224915 per share (the "Shares"), validly tendered and not properly withdrawn prior to the expiration of the Venezuelan Offer, each for $3.4285714 in cash payable in U.S. dollars or in Bolivares to tendering holders that elect to be paid in Bolivares. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 14D-9.

ITEM 8.    ADDITIONAL INFORMATION.

         Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text to the end thereof:

         "On Monday, October 22, 2001, Verizon issued a press release commenting on two resolutions issued by the CNV on Friday, October 19, 2001. One of the CNV resolutions is in response to the petition filed by GTE Venholdings, an affiliate of Verizon, with the CNV on October 15, 2001, as described in Amendment No. 1 to the Schedule 14D-9. A copy of Verizon's press release is attached hereto as Exhibit (a)(3), and is incorporated herein by reference. English translations of the two CNV resolutions are attached hereto as Exhibits
(a)(4) and (a)(5)."

ITEM 9.    EXHIBITS

         Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following text to the end thereof:

         Exhibit (a) (3) Press Release issued by Verizon, dated October 22,
2001.

         Exhibit (a) (4) English translation of CNV ruling (Resolution 228) issued on October 19, 2001.

         Exhibit (a) (5) English translation of CNV ruling (Resolution 227) issued on October 19, 2001.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       VERIZON COMMUNICATIONS INC.

                                       By:    /s/ Michael T. Masin
                                              ---------------------------
                                       Name:  Michael T. Masin
                                       Title: Vice Chairman and President
Dated:   October 22, 2001















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